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Exhibit 99.1

EnCana Corporation EnCana on 8th 1800 855 2nd Street SW PO Box 2850 Calgary AB Canada T2P 2S5	tel: (403) 645-2000 www.encana.com

March 29, 2006

To:	The Securities Commission or similar regulatory authority of each province and territory of Canada and to the Toronto Stock Exchange New York Stock Exchange
Re:	EnCana Corporation Correction to Information Circular dated February 28, 2006

EnCana has re-filed its Information Circular dated February 28, 2006, which was mailed to shareholders in connection with the Annual Meeting of Shareholders to be held on April 26, 2006, as a result of an error in the Performance Chart on page 18 thereof. All numbers in the 2005 column were incorrect as they were shown to be unchanged from 2004 and therefore, were understated. This resulted in an error in the chart and an understatement of the 5-Year Compound Average Growth Rate in the table for EnCana and the S&P/TSX Composite Index. The amended Information Circular is, in all other respects, identical to the Information Circular that was filed on March 24, 2006.

A copy of the corrected page 18 is attached to this cover letter for your convenience.

Yours very truly,

Kerry D. Dyte
Corporate Secretary

Attachment

EMPLOYMENT AGREEMENTS

        EnCana has agreements with the Named Executive Officers that provide for the payment of certain severance benefits if a change in control of EnCana occurs and, within a three-year period following the change in control, the individual's employment is terminated by EnCana other than for cause, disability, retirement or death, or by the individual for certain specified reasons such as a change in responsibilities, or a reduction in salary and benefits except for across-the-board reductions similarly affecting all other senior executives of the Corporation.

        An individual terminated following a change in control, pursuant to these agreements, will receive a lump sum severance payment equal to the base salary and bonus that would have been earned by that individual through the end of the severance period. In the case of the President & Chief Executive Officer, the severance period is 36 months. In the case of the other Named Executive Officers, the period is 24 months. In addition to the lump sum payments, the agreements provide that the Named Executive Officers are entitled to the continuation of insurance plan benefits, the accrual of pensionable service, the continuation of perquisites for the duration of the severance period and immediate vesting of all stock options to purchase EnCana Common Shares granted under the ESOP.

        In July 2004, Mr. R.J. Biemans was granted a retention arrangement which provides for the payment of US$1,875,000 and Mr. J.E. Wojahn was granted a retention arrangement which provides for the payment of $2,500,000 if the simple average of the closing price of EnCana's Common Shares on the Toronto Stock Exchange ("TSX") is no less than $50, over a consecutive 45-day trading period, within a period of six years from the date of the arrangement and provided that Mr. Biemans and Mr. Wojahn remain employed with the Corporation for a minimum of four years and are still employed with the Corporation at the time such share price objective is met.

PERFORMANCE CHART

        The following chart illustrates changes over the past five-year period in cumulative total shareholder return, assuming an actual investment with all dividends reinvested, in Common Shares of EnCana (formerly named PanCanadian Energy Corporation) or its predecessor, PanCanadian Petroleum Limited, on the S&P/TSX Composite Index and the S&P 500.

5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN (TSX)
($100 invested in Base Period)

As at December 31	2000	2001	2002	2003	2004	2005	5-Year Compound Average Growth Rate
ECA (TSX)	100	111	132	139	188	290	24%
S&P/TSX Composite	100	87	77	97	111	137	7%
S&P 500	100	88	69	88	98	102	0%

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  Exhibit 99.1
5-YEAR CUMULATIVE TOTAL SHAREHOLDER RETURN (TSX) ($100 invested in Base Period)